Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017		2016	2015	2014	2013
	(U.S. dollars in millions, except ratios)
Earnings
Pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investments	(18,379)		824	2,352	3,638	1,250
Fixed charges, as below	931		559	283	336	340
Interest capitalized, less amortization of capitalized interest	(1)		(1)	(2)	(3)	(3)

Total	(17,449)		1,383	2,633	3,971	1,587

Fixed Charges
Interest costs (expensed and capitalized) and amortization of issuance costs relating to long-term debentures	864		504	242	285	301
Rentals – one-third of rental expenses	67		55	41	51	39

Total	931		559	283	336	340

Ratio of Earnings to Fixed Charges	(18.7	)(1)	2.5	9.3	11.8	4.7

(1)	The ratio of earnings to fixed charges was less than 1:1 for the fiscal year ended December 31, 2017. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $18,380 million in pre-tax earnings in the fiscal year ended December 31, 2017.